Mail Stop 3010

April 14, 2010

Mr. Dempsey K. Mork
Chief Executive Officer
Animal Cloning Sciences Inc
55051 Riviera
La Quinta, CA 92253

> **Re: Animal Cloning Sciences Inc**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed January 25, 2010**
> **File No. 0-22934**

Dear Mr. Mork:

We issued a comment letter to the company on the Form 10-K for the fiscal year ended December 31, 2008 filed on January 25, 2010, with such letter dated January 27, 2010. As of the date of this letter, the comments within that letter remain outstanding and unresolved. We expect you to contact us by April 24, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding requests or contact us by April 24, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact the undersigned at 202.551.3694 if you have questions.

Sincerely,

Jonathan Wiggins
Staff Accountant